SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-35033

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Oconee Savings and Loan Association 401(k) Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oconee Federal Financial Corp.
201 North Second Street
Seneca, South Carolina 29678

SUMMARY ANNUAL REPORT

For Oconee Federal Savings & Loan Association Profit Sharing Plan & Trust

This is a summary of the annual report for Oconee Federal Savings & Loan Association Profit Sharing Plan & Trust, EIN 57-0242665, Plan No. 001, for period January 01, 2010 through December 31, 2010.  The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Plan expenses were $13,392.  These expenses included $13,392 in administrative expenses.  A total of 46 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $5,084,868 as of December 31, 2010, compared to $4,513,160 as of January 01, 2010.  During the plan year the plan experienced an increase in its net assets of $571,708.  This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year.  The plan had total income of $585,100, including employer contributions of $151,210, employee contributions of $18,928, and earnings from investments of $414,962.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report.

To obtain a copy of the full annual report, or any part thereof, write or call the office of Oconee Federal Savings & Loan Association at 115 N Second Street, Seneca, SC 29678, or by telephone at (864) 882-2765.  The charge to cover copying costs will be $0.00 for the full annual report, or $0.00 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both.  If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.  The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan (Oconee Federal Savings & Loan Association, 115 N Second Street, Seneca, SC 29678) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs.  Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Small Plan Audit Waiver

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant.  As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver:

MG Trust Company, LLC	$5,085,184

You have the right, upon request of the Plan Administrator and without charge, to examine or receive copies of statements from the regulated financial institutions describing the qualifying plan assets.  If you are unable to examine or obtain these documents, contact an Employee Benefits Security Administration (EBSA) Regional Office for assistance.  Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCONEE SAVINGS AND LOAN ASSOCIATION 401(k) PROFIT SHARING PLAN

Date: June 27, 2011	By:	/s/ Curtis T. Evatt
Curtis T. Evatt
Executive Vice President and Chief Executive Officer